        UNITED STATES

         SECURITIES AND EXCHANGE COMMISSION

         WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)

AMERICAN WOODMARK CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

030506 10 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)

☐   Rule 13d-1 (c)

☒  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 3 Pages

	CUSIP Number: 030506 10 9
1.	Names of Reporting Person: S.S. or I.R.S. Identification Number of Above Person (entities only):	Mary Jo Stout
2.	Check the Appropriate box if A Member of A Group* (a) ____ (b) ____	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
	Number of Shares Beneficially Owned By Each Reporting Person With:
5.	Sole Voting Power:	1,340,122
6.	Shared Voting Power:	0
7.	Sole Dispositive Power:	1,340,122
8.	Shared Dispositive Power:	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	1,340,122
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	____
11.	Percent of Class Represented by Amount in Row 9:	9.3%
12.	Type of Reporting Person:	IN

Page 2 of 3 Pages

Schedule 13G
Item 1 (a).	Name of Issuer	American Woodmark Corporation
Item 1 (b).	Address of Issuer's Principal Executive Offices:	3102 Shawnee Drive Winchester, VA 22601
Item 2 (a).	Name of Person Filing:	Mary Jo Stout
Item 2 (b).	Address of Principal Business Office, or, if none, Residence:	P.O. Box 60 Mayville, MI 48744
Item 2 (c).	Citizenship:	United States
Item 2 (d).	Title of Class of Securities:	Common Stock, No Par Value
Item 2 (e).	CUSIP Number:	030506 10 9
Item 3.	Not Applicable
Item 4.	Ownership:
(a). Amount Beneficially Owned:
(b). Percent of Class:
(c). Number of Shares as to Which Such Person Has:
     (i) Sole Power to Vote or to Direct the Vote:
     (ii) Shared Power to Vote or to Direct the Vote:
     (iii) Sole Power to Dispose or to Direct the Disposition of:
     (iv) Shared Power to Dispose or to Direct the Disposition of:

The foregoing stock ownership figures include 16,500 shares held by Mrs. Stout as trustee for the benefit of her children, 10,000 shares held in the Holcomb Family Foundation, and 240,064 shares held by her brother as trustee for the benefit of Mrs. Stout.

1,340,122 9.3% 1,340,122 0 1,340,122 0
Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable
Item 7.	Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company or Control Person:	Not Applicable
Item 8.	Identification and Classification of Members of the Group:	Not Applicable
Item 9.	Notice of Dissolution of Group:	Not Applicable
Item 10.	Certification:	Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE

Date:	February 13, 2008
By:	/S/ LAUREL A. SWAUGER
Name:	Laurel A. Swauger
Title:	Attorney-in-Fact

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